OncBioMune Pharmaceuticals, Inc.

11441 Industriplex Blvd, Suite 190

Baton Rouge, LA 70809

(225) 227-2384

December 1, 2015

CORRESPONDENCE FILING VIA EDGAR

Mr. Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OncBioMune Pharmaceuticals, Inc.
Registration Statement Filed on Form S-1
(File No. 333-208129)

Dear Mr. Spirgel:

On behalf of OncBioMune Pharmaceuticals, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 P.M. Eastern Time on December 3, 2015, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan F. Head, Ph.D.
Jonathan F. Head, Ph.D.
Chief Executive Officer

cc:	William Mastrianna/U.S. Securities and Exchange Commission
Laura Anthony, Esq./Legal & Compliance, LLC